July 9, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long; Edward M. Kelly

Re:	WHX Corporation
Pre-effective Amendment 5 to Registration Statement on Form S-1
Filed June 27, 2008
File No. 333-146803

Dear Ms. Long and Mr. Kelly:

We acknowledge receipt of the letter of comment dated July 2, 2008 from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with WHX Corporation (“WHX” or the “Company”) and provide the following supplemental response on its behalf.  Our responses are numbered to correspond to your comments.  Unless otherwise indicated, the page references below are to the enclosed paper copy of the Amendment No. 6 to the Registration Statement on Form S-1 filed on the date hereof (the “Registration Statement”).  Capitalized terms used herein and not separately defined have the meaning given to them in the Registration Statement.

Fairness Opinion of Houlihan Smith & Company, Inc., page 36

1.
Please tell us the purpose of the disclaimer you include in the second to last paragraph of this section: “Additionally, Houlihan has assumed, that the amended registration statement filed with the SEC on May 28, 2008 and the final prospectus with respect to the rights offering does not and will not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and that each investor’s purchases therein are, and will be, in compliance with all laws and regulations applicable to the Company.”

The above-mentioned disclaimer has been deleted from the Registration Statement.

July 9, 2008

Historical Price and Volume Statistics, page 38

2.	Provide a summary of historical price data and volume statistics over the three year period.

The requested change has been made.  See page 38 of the Registration Statement.

Discounted Cash Flow Method, pages 39 and 40

3.
For the discounted cash flow method’s status quo and post-transaction scenarios, disclose the revenue growth rate and EBITDA margin data over the six year period and the discount rates used by Houlihan.  Explain the meaning of EBITDA as used in Houlihan’s analysis.  We note the information in the supplemental material provided in response to prior comment 6.

We note the references to “appraisal reports prepared by third-party appraisal firms.”  Refer to comment 2 in our November 19, 2007 letter.  Identify the independent third parties, and provide their consents as required by Rule 436(a) of Regulation C under the Securities Act.

The requested changes have been made and the Registration Statement has been revised to remove the reference to the appraisal reports prepared by third-party appraisal firms.  See pages 39, 40 and 43 of the Registration Statement.

Guideline Public Company Method, page 39

4.
Refer to prior comment 4.  Identify the companies that Houlihan selected for its guideline public company method, post-transaction.  Disclose the market capitalization, enterprise value, and EV/EBITDA of each company.  Disclose the mean and median multiples for each group of companies and the selected median multiples used by Houlihan based on Handy & Harman’s and Bairnco’s percent of total revenue.  If Houlihan applied a discount from the selected median multiples, explain why and indicate what the discount was. Consider presenting the information in tabular format so that it is easy for investors to read and understand. We note the information in the supplemental material provided in response to prior comment 6.

The requested change has been made.  See pages 40 and 41 of the Registration Statement.  Houlihan did not apply a discount from the selected median multiples.

Comparable Transactions Method, page 40

5.
Refer to prior comment 4.  Identify the transactions that Houlihan selected for its comparable transactions method, post-transaction.  Disclose the EV/EBITDA of each transaction and the mean and median multiples for each group of transactions and the selected median multiples used by Houlihan based on Handy & Harman’s and Bairnco’s percent of total revenue.  If Houlihan applied a discount from the selected median multiples, explain why and indicate what the discount was.  Consider presenting the information in tabular format so that it is easy for investors to read and understand.  We note the information in the supplemental material provided in response to prior comment 6.

July 9, 2008

The requested change has been made.  See page 42 of the Registration Statement.  Houlihan did not apply a discount from the selected median multiples.

Closing

For your convenience, under separate cover we will deliver to you three (3) marked copies of the Amendment No. 6 to the Registration Statement.

We welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2289.

Very truly yours,

/s/ Adam W. Finerman
Adam W. Finerman, Esq.

cc:           Glen M. Kassan
Chief Executive Officer
WHX Corporation
1133 Westchester Avenue
White Plains, New York 10604

Michael Reiner, Esq.
Breslow & Walker LLP
100 Jericho Quadrangle, Suite 230
Jericho, NY 11753